FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month January, 2022

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

Subject: Resignation of Director

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

This is to inform you that Ms. Rama Bijapurkar (DIN: 00001835), Independent Director, vide letter dated January 20, 2022, received by the Bank at its Corporate Office today, has tendered her resignation from the Board of the Bank with effect from January 23, 2022. The resignation letter with reason as indicated is enclosed. Ms. Bijapurkar in her letter has also confirmed that there is no other material reason for her resignation other than the one mentioned in the resignation letter.

The other details required under the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 are also enclosed.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

20th January, 2022

To,

The Chairman of the Board

ICICI Bank Ltd.,

ICICI Bank Towers,

Bandra-Kurla Complex,

Bandra (East),

Mumbai 400 051.

Dear Sir,

It is with regret that I submit my resignation from the board of ICICI Bank Ltd.

I have recently been given to understand by management that my teaching activity in the area of market and business strategy at an educational institution with which I am associated and my research activities on India's consumer economy at a not for profit research centre with which I am associated, which may require me to occasionally engage with other financial service companies or the investor community, could be in violation of the conflict of interest policy of the Bank and the regulator - even in the event of no direct remuneration being earned. In order to avoid any possible ambiguity on my position at any future date as a result of these activities, I have decided to step down.

The effective date of my resignation is 23rd January, 2022 and I want to confirm that there is no other material reason for my resignation other than the one mentioned above.

With regards,

/s/ Rama Bijapurkar

Rama Bijapurkar

(DIN: 00001835)

rama@bijapurkar.com

Names of the listed entities in which Ms. Rama Bijapurkar holds Directorships, indicating the category of Directorship and Membership of Board Committees

Directorships indicating the category of Directorship

1.    Mahindra & Mahindra Financial Services Limited, Independent Director

2.    Nestle India Limited, Independent Director

3.    VST Industries Limited, Independent Director

4.    Cummins India Limited, Independent Director

5.    Sun Pharmaceutical Industries Limited, Independent Director

6.    Apollo Hospitals Enterprise Limited, Independent Director

Chairmanship/ Membership of Committees

Mahindra & Mahindra Financial Services Limited

Stakeholders Relationship Committee - Chairperson

Risk Management Committee - Member

Audit Committee - Member

Corporate Social Responsibility Committee - Member

Nestle India Limited

Stakeholders Relationship Committee - Chairperson

Corporate Social Responsibility Committee - Member

VST Industries Limited

Nomination & Remuneration Committee - Chairperson

Stakeholders Relationship Committee - Chairperson

Strategy Committee - Member

Audit Committee - Member

Corporate Social Responsibility Committee - Member

Risk Management Committee - Member

Cummins India Limited

Stakeholders Relationship Committee - Member

Corporate Social Responsibility Committee - Member

Risk Management Committee - Member

Sun Pharmaceutical Industries Limited

Corporate Social Responsibility Committee – Member

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	January 21, 2022	By:	/s/ Ranganath Athreya
			Name :	Ranganath Athreya
			Title :	Company Secretary